Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Schrödinger, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-236297) on Form S-8 of Schrödinger, Inc. and subsidiaries (the Company) of our report dated March 4, 2021, with respect to the consolidated balance sheets of Schrödinger, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Portland, Oregon
March 4, 2021